Mail Stop 6010   October 31, 2006

Robert B. Sari, Esq.
Senior Vice President, General Counsel and Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

   Re: **Rite Aid Corporation**
            Schedule 14A filed October 2, 2006
            and all included and incorporated documents
            File No. 1-5742

Dear Mr. Sari:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
General

1.   On a supplemental basis, please confirm that the proxy statement will be provided to your shareholders at least 20 business days prior to the consent submission deadline.

2.   We note that you have not included a Form S-4 with the proxy. While we presume that you can issue your shares to Jean Coutu Group privately, please confirm this fact in your response letter.

3.   Please advise us whether either financial advisor has consented to the inclusion of the respective fairness opinions in the proxy statement. If a consent has been provided, disclose this fact in the proxy statement.

4.   In addition, it appears that the Rothschild opinion is solely for the benefit of Rite Aid directors. Because this limitation is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Rothschild's belief that shareholders cannot rely on the opinion to support any claims against Rothschild under applicable state law. Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of any such state law authority, disclose that the availability of such a defense will have no effect on the rights and responsibilities of the board under applicable state law. Also disclose that the availability of such a state-law defense to Rothschild would have no effect on the rights and responsibilities of either Rothschild or the board under applicable state law.

Q&A, page 4

5.   There is significant redundancy between the Summary and the Q&A. Please revise the sections to remove unnecessary repetitiveness.

Summary, page 8
Interests of Rite Aid's Executive Officers…

6.   Please provide an estimate of the pecuniary benefit associated with the acceleration of the options described in this section.

The stockholder agreement, page 17

7.   Please explain what a standstill agreement is so that investors understand the provision you are describing.

8.   Disclose how long the transfer restrictions remain in effect.

Risk factors, page 27
General

9.   Please delete the second sentence in the introduction to the risk factors. All material risks must be disclosed.

10.   Please consider whether you should include a risk factor relating to a possible conflict of interest with respect to Citigroup Global Markets, which is providing financing and a fairness opinion for the transaction.

<u>Although we expect that the acquisition…, page 27</u>

11.   The risk factor appears to describe two distinct risks – risks associated with ineffective integration and risks associated with uncertain projections. Please disclose these risks in distinct risk factors.

12.   Please also consider whether you should include a separate risk factor relating to the fact that Brooks and Eckerd's are not integrated, so that in many ways, Rite Aid will actually be undertaking to integrate after the transaction has closed. Whether or not you include a separate risk factor, you should expand upon your discussion of the challenges in this regard.

<u>The market price of Rite Aid common stock, page 27</u>

13.   Each of the factors which could lead to a decrease in market price should be separated into a separate risk factor. For example, instead of simply referencing operational cost savings, you should include a separate risk factor relating to these costs and include specific facts that could lead to cost overruns. You should do the same for each of the iems you have listed in this risk factor to the extent you have not already included a separate risk factor. To the extent practicable, the amounts referred to in this discussion should be quantified, e.g. operational cost savings, perceived benefits, stated expectations of financial or industry analysts.

<u>The announcement and pendency…, page 29</u>

14.   Please disclose any problems you have faced of the types described in this risk factor.

<u>Some of our executive officers and directors have interests…, page 30</u>

15.   Please expand the discussion to provide additional specific information, and quantify the benefits, concerning the interests of these individuals in the "change of control."

<u>If the market price of Rite Aid common stock increases…, page 30</u>

16.   Please expand the discussion to indicate the market price of your stock on the date of the acquisition agreement.

<u>Conflicts of interest may arise between Rite Aid and Jean Coutu Group…, page 31</u>

17.   Please expand the discussion to provide more descriptive information concerning the nature of potential conflicts of interest involving past, ongoing and future relationships. In addition, please expand the discussion to indicate the nature of the remaining business operations of Jean Coutu, both in the United States and elsewhere, upon the sale of the Brooks and Eckerd drugstore chains. We may have additional comments.

<u>Background of the transaction, page 40</u>

18.   Please expand the discussion to provide more specific information about your attempt to purchase the Eckerd drugstore chain and why you did not purchase the chain. To the extent practicable, please quantify the offers you made and the offers accepted by J.C. Penney for the stores.

19.   Please expand the discussion to provide specific information concerning the other potential acquisition scenarios considered at the December 14, 2005 meeting, which scenarios were pursued and which scenarios were not pursued, and why. In addition, since the Jean Coutu Group had recently acquired the Eckerd stores, why did management believe the Jean Coutu Group would be receptive to a possible acquisition.

20.   Please expand the discussion to describe the material purchase terms of the various non-binding indications of interest during the period of negotiations from December 2005 to the definitive agreement.

Rite Aid's Reasons for the Transaction, page 42

21.   Please expand the discussion to address all material factors, both positive and negative, considered by the board.

22.   Please include a discussion here or elsewhere in the document addressing your plans subsequent to the transaction including integration; the number of stores you anticipate closing as a result of overlap, anti-trust concerns, or otherwise; and the nature and amount of cost savings you anticipate.

Financial Analyses of Citigroup, page 48

23.   In the comparable companies analysis and in your precedent transactions analysis, please provide the information for each comparable company, in addition to the mean and median information you have provided.

24.   In your discounted cash flow analysis, please include the WACC calculation. Please describe your terminal value calculation. Please also describe how the range of terminal value multiples was calculated. Finally, disclose the growth rate included before the terminal period. If the growth rate is greater than the 6-9% range you have estimated in your 10-K, explain why you provided Rothschild with a higher number.

Financial analyses of Rothschild, page 53

25.   In the precedent transactions analysis, provide the computation for each transaction you list.

26.   In the discounted cash flow analysis, please explain how Rothschild selected the discount factor. Also, you state that terminal values were based on judgment and experience. Please provide more specific disclosure of the judgments applied and the reliance on

experience to reach these multiples. Explain the terminal calculation that was made. Finally, you have referenced growth scenarios with and without synergies. Please indicate the rate of cash flow growth that was estimated in each scenario. If the growth rate is greater than the 6-9% range you have estimated in your 10-K, explain why you provided Rothschild with a higher number.

27.   Please explain why the analysis of historical comparable transactions apparently excluded transactions occurring after November 1999.

28.   Please expand the discussion on page 56 to quantify the amount of payments paid and/or due upon delivery of the fairness opinion, approval by Rite Aid shareholders, and consummation of the transaction.

The Stock Purchase Agreement, page 68
The Stockholder Agreement, page 89
The Registration Rights Agreement, page 97

29.   Please revise the discussion to include all material terms of the agreements.

Security ownership and certain beneficial owners, page 162

30.   Please disclose the identity of the natural person with voting and dispositive power over the shares held by Green Equity Investors III, LP.

The Jean Coutu Group (PJC) USA, Inc. Consolidated Financial Statements
Consolidated Statements of Operations, page 124

31.   Please tell us and disclose the portion of depreciation and amortization that should be included in costs of goods sold and selling, general and administration expenses. Please see SAB Topic 11B.

Notes to the Consolidated Financial Statements, page 127
Note 4. Store closings and impairment charges, page 135

32.   We note that you changed your assumptions in your calculation of store lease exit costs for the past two years. Please tell us and disclose what assumptions changed and reason the changes were necessary.

Note 15. Other long-term liabilities, page 144

33.   Please tell us and disclose the nature of the "liabilities for store closures" and how they differ from the reserves established for store lease exit costs disclosed in note 4.

Unaudited Pro Forma Combined Financial Statements of Rite Aid
Notes to Unaudited Pro Forma Combined Financial Statements
Note 2 – Unaudited Pro Forma Adjustments, page 159

34. Please tell us and disclose the preliminary purchase price allocation, including specific identification of significant liabilities and tangible and intangible assets likely to be recognized. Please adjust your pro forma financial statements to reflect this allocation including any affect on depreciation and amortization. In addition, please disclose uncertainties regarding the effects of amortization periods assigned to the assets.

35. Please tell us and disclose how management determined the stock price of $4.24 which was used to value the $250 million shares that is anticipated to be issued as part of the acquisition.

36. Please tell us and disclose the amount of interest expense to be incurred for the debt issued and assumed by Rite Aid, the interest rate used to calculate this amount, and the effect on net income of a variance in the assumed interest rate of 1/8%.

10-K for the year ending March 4, 2006
Business

37. In light of the significance of the Jean Coutu transaction, in the future, please consider including M&A as part of your business strategy.

Legal proceedings, page 18

38. Please revise your 10-K to include more information regarding the investigation. Describe the subject matter of the investigation, why you reserved for the investigation, and the nature of any action taken by, or settlement entered into with, the U.S. Attorney's Office.

Financial Statements
Notes to Consolidated Financial Statements
Note 6. Goodwill and Other Intangibles, page 63

39. We note that your weighted average amortization period for prescription files was 12 years. Please tell us how management determined that a weighted average amortization period of 12 years is appropriate for prescription files. In your response tell us how prescription files would differ from customer lists, if true, and how you considered the Staff's views on "Accounting for Customer Relationship Intangibles" described in the Division of Corporation Finance's "Current Accounting and Disclosure Issues" dated August 31, 2001. In addition, please provide similar information regarding The Jean Coutu Group prescription files and their weighted average useful life of 10 years.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen at (202) 551-3652 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Stacy J. Kanter, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP
         4 Times Square
         New York, New York 10036
         (212) 735-2000 (facsimile)